UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2014

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: October 29, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary

Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX REPORTS Q3 2014 EARNINGS

OCTOBER 29, 2014

For the third quarter of 2014, Methanex reported Adjusted EBITDA1 of $137 million, compared to Adjusted EBITDA1 of $160 million reported in the second quarter of 2014 and $184 million reported in the quarter ended September 30, 2013. Adjusted net income1 was $66 million ($0.69 per share on a diluted basis) in the third quarter of 2014, compared to Adjusted net income1 of $91 million ($0.94 per share on a diluted basis) for the second quarter of 2014 and $117 million ($1.22 per share on a diluted basis) for the third quarter of 2013.

John Floren, President and CEO of Methanex commented, “Methanol market fundamentals remain strong and methanol pricing has been resilient in the wake of the recent drop in oil prices. We saw solid demand growth in Q3 and demand remains robust leading into Q4, driven by energy applications. Adjusted EBITDA and Earnings were somewhat lower versus Q2, largely attributable to lower average realized methanol pricing. The methanol prices we posted at the outset of Q3 held steady through the quarter and our average posted price is higher leading into Q4.”

Mr. Floren added, “We are making excellent progress on the relocation of two of our Chile plants to Geismar, Louisiana, and target construction completion by the end of 2014 and methanol production in January 2015 for our Geismar 1 facility and late Q1 2016 for methanol production for the Geismar 2 facility. Each of these plants will add an incremental one million tonnes to our operating capacity.”

“During the quarter, we returned over $100 million in cash to shareholders in the form of dividends and share repurchases. With over $475 million of cash on hand, an undrawn credit facility, robust balance sheet, and strong cash flow generation, we are well positioned to meet our financial commitments, invest to grow the Company and return excess cash to shareholders through dividends and our share buyback program.”

A conference call is scheduled for October 30, 2014 at 12:00 noon ET (9:00 am PT) to review these third quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-8530, or toll free at (800) 769-8320. A playback version of the conference call will be available until November 20, 2014 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 3704002. Presentation slides summarizing Q3-14 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2014 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Third Quarter 2014 Management’s Discussion and Analysis for more information.

[1]

Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 of the attached Interim Report for the three months ended September 30, 2014 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600

3	Interim Report for the Three Months Ended September 30, 2014

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars

CIBC Mellon Trust Company

320 Bay Street

Toronto, Ontario Canada M5H 4A6

Toll free in North America: 1-800-387-0825

Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations

1800 – 200 Burrard Street

Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free: 1-800-661-8851

At October 29, 2014 the Company had 93,693,669 common shares issued and outstanding and stock options exercisable for 1,477,187 additional common shares.

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

¡	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income[1] and the calculation of Adjusted net income per common share[1] is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2014	Jun 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Net income attributable to Methanex shareholders	$52	$125	$87	$322	$201
Mark-to-market impact of share-basedcompensation, net of tax	14	(7)	30	22	67
Argentina gas settlement, net of tax	—	(27)	—	(27)	—
Write-off of oil and gas rights, net of tax	—	—	—	—	14
Geismar project relocation expenses, net of tax	—	—	—	—	22

Adjusted net income [1]	$66	$91	$117	$317	$304

Diluted weighted average shares outstanding (millions)	95	97	97	96	96
Adjusted net income per common share [1]	$0.69	$0.94	$1.22	$3.30	$3.16

¡

We recorded Adjusted EBITDA[1] of $137 million for the third quarter of 2014 compared with $160 million for the second quarter of 2014. The decrease in Adjusted EBITDA[1] was primarily due to a decrease in our average realized price to $389 per tonne for the third quarter of 2014 from $450 per tonne for the second quarter of 2014 offset by an increase in sales of Methanex-produced methanol.

¡	Production for the third quarter of 2014 was 1,204,000 tonnes compared with 1,216,000 tonnes for the second quarter of 2014. Refer to the Production Summary section on page 3.

¡	Sales of Methanex-produced methanol were 1,258,000 tonnes in the third quarter of 2014 compared with 1,143,000 in the second quarter of 2014.

¡

We continue to make excellent progress on our Geismar relocation projects. We are targeting to complete construction in late 2014 and produce methanol from Geismar 1 in January 2015. We are targeting to produce methanol from Geismar 2 in late Q1 2016. The estimated remaining capital expenditures based on a revised budget related to the projects is approximately $500 million.

¡	During the third quarter of 2014, we paid a $0.25 per share dividend to shareholders for a total of $23 million.

¡

During the third quarter of 2014, we continued to repurchase common shares under the Normal Course Issuer Bid approved by the Board in the second quarter. Total shares repurchased to September 30, 2014 of 2,701,399 represents 56% of the total shares approved to be repurchased.

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

This Third Quarter 2014 Management’s Discussion and Analysis (“MD&A”) dated October 29, 2014 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended October 29, 2014 as well as the 2013 Annual Consolidated Financial Statements and MD&A included in the Methanex 2013 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2013 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions, except per share amounts and where noted)	Sep 30 2014	Jun 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,204	1,216	1,035	3,646	3,150

Sales volumes (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,258	1,143	1,045	3,629	3,114
Purchased methanol	694	643	715	1,991	2,052
Commission sales	191	206	237	693	698

Total sales volumes [1]	2,143	1,992	1,997	6,313	5,864

Methanex average non-discounted posted price ($ per tonne) [2]	444	523	502	525	490
Average realized price ($ per tonne) [3]	389	450	438	453	424

Adjusted EBITDA (attributable to Methanex shareholders) [4]	137	160	184	552	491
Cash flows from operating activities	171	240	181	590	424
Adjusted net income (attributable to Methanex shareholders) [4]	66	91	117	317	304
Net income attributable to Methanex shareholders	52	125	87	322	201

Adjusted net income per common share (attributable to Methanex shareholders) [4]	0.69	0.94	1.22	3.30	3.16
Basic net income per common share (attributable to Methanex shareholders)	0.55	1.30	0.91	3.36	2.12
Diluted net income per common share (attributable to Methanex shareholders)	0.54	1.24	0.90	3.34	2.09

Common share information (millions of shares):
Weighted average number of common shares	94	96	95	96	95
Diluted weighted average number of common shares	95	97	97	96	96
Number of common shares outstanding, end of period	94	95	96	94	96

[1]

Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.

[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[4]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

PRODUCTION SUMMARY

	Q3 2014		Q2 2014	Q3 2013	YTD Q3 2014	YTD Q3 2013
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	595	559	349	1,654	1,019
Atlas (Trinidad) (63.1% interest)	281	234	191	254	674	703
Titan (Trinidad)	218	185	203	128	537	478
Egypt (50% interest)[3]	158	50	99	168	288	464
Medicine Hat (Canada)	140	130	138	130	390	390
Chile I and IV	430	10	26	6	103	96
Geismar 1 and 2 (Louisiana, USA)[4]	—	—	—	—	—	—

	1,835	1,204	1,216	1,035	3,646	3,150

[1]

The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies. Actual production for a facility in any given year may be higher or lower than annual production capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

[2]	The annual production capacity of New Zealand represents the two Motunui facilities and the Waitara Valley facility (refer to New Zealand section below).

[3]	On December 9, 2013, we completed a sale of 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.

[4]	We are relocating two 1.0 million tonne idle Chile facilities to Geismar, Louisiana and are targeting to be producing methanol from Geismar 1 in January 2015.

New Zealand

Our New Zealand methanol facilities produced 595,000 tonnes of methanol in the third quarter of 2014 compared with 559,000 tonnes in the second quarter of 2014. With all three facilities now operating, we are able to produce up to 2.4 million tonnes annually, depending on natural gas composition.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 875,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,125,000 tonnes (63.1% interest). The Titan facility produced 185,000 tonnes in the third quarter of 2014 compared with 203,000 tonnes in the second quarter of 2014. The Atlas facility produced 234,000 tonnes in the third quarter of 2014 compared with 191,000 tonnes in the second quarter of 2014. Mechanical problems with the air separation unit impacted production at the Atlas facility in the second quarter of 2014. Gas curtailments at both Titan and Atlas during the third quarter of 2014 were slightly higher than in the second quarter of 2014.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company of Trinidad and Tobago (NGC) and downstream demand from NGC’s customers including Atlas and Titan, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

Egypt

On a 100% basis, the Egypt methanol facility produced 100,000 tonnes in the third quarter of 2014 (Methanex share of 50,000 tonnes) compared with 198,000 tonnes (Methanex share of 99,000 tonnes) in the second quarter of 2014. Production during the third quarter of 2014 was lower than in the second quarter of 2014 due to natural gas supply restrictions that required us to idle the plant through much of the peak summer electricity consumption period.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 which have resulted in production below full capacity. This situation may persist in the future and becomes more acute during the summer months when electricity demand is at its peak. Refer to page 23 of the Risk Factors and Risk Management section of our 2013 Annual Report for further details.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Medicine Hat, Canada

During the third quarter of 2014, we produced 130,000 tonnes at our Medicine Hat facility compared with 138,000 tonnes during the second quarter of 2014.

Chile

After idling our Chile operations in the second quarter of 2014 as a result of insufficient natural gas feedstock during the southern hemisphere winter, we restarted the Chile I facility in September 2014. Our Chile operations produced 10,000 tonnes during the third quarter of 2014, supported by natural gas supplies from both Chile and Argentina through a tolling arrangement.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

Geismar, Louisiana

We continue to make excellent progress on the Geismar 1 and Geismar 2 projects that will each add an incremental one million tonnes to our operating capacity. Geismar 1 is on schedule to complete construction by the end of the year and to be producing methanol in January 2015. All the equipment for Geismar 2 is now on site and we are targeting to be producing methanol in late Q1 2016. Commissioning of major equipment components is well advanced.

The total cost of the two projects was originally budgeted at $1.1 billion. We have recently updated our estimate and believe that the projects will cost approximately $300 million more than the original budget. The remaining capital expenditures based on the revised estimate is approximately $500 million.

While we have experienced cost pressures, we believe that through the relocation process we have been able to accelerate the project development and construction time by 12-24 months and significantly lower the capital cost when compared to the alternative of greenfield projects. We believe that based on the attractive capital cost and the low cost North American natural gas environment these projects will provide excellent returns for shareholders.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

Financial RESULTS

For the third quarter of 2014 we recorded Adjusted EBITDA of $137 million and Adjusted net income of $66 million ($0.69 per share on a diluted basis). This compares with Adjusted EBITDA of $160 million and Adjusted net income of $91 million ($0.94 per share on a diluted basis) for the second quarter of 2014.

For the third quarter of 2014, we reported net income attributable to Methanex shareholders of $52 million ($0.54 per share on a diluted basis) compared with net income attributable to Methanex shareholders for the second quarter of 2014 of $125 million ($1.24 income per share on a diluted basis).

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (50% interest) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items which are considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions except number of shares and per share amounts)	2014	2014	2013	2014	2013
Net income attributable to Methanex shareholders	$52	$125	$87	$322	$201
Mark-to-market impact of share-basedcompensation, net of tax	14	(7)	30	22	67
Argentina gas settlement, net of tax	—	(27)	—	(27)	—
Write-off of oil and gas rights, net of tax	—	—	—	—	14
Geismar project relocation expenses, net of tax	—	—	—	—	22

Adjusted net income [1]	$66	$91	$117	$317	$304

Diluted weighted average shares outstanding (millions)	95	97	97	96	96
Adjusted net income per common share [1]	$0.69	$0.94	$1.22	$3.30	$3.16

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, Argentina gas settlement, write-off of oil and gas rights, Geismar project relocation expenses, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2014	2014	2013	2014	2013
Consolidated statements of income:
Revenue	$730	$792	$758	$2,490	$2,143
Cost of sales and operating expenses, excluding mark-to-marketimpact of share-based compensation	(573)	(618)	(565)	(1,883)	(1,633)
Adjusted EBITDA of associate (Atlas) [1]	(3)	11	15	25	42

	154	185	208	632	552
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [2]	137	160	184	552	491
Attributable to non-controlling interests	17	25	24	80	61

	154	185	208	632	552
Mark-to-market impact of share-based compensation	(16)	8	(33)	(26)	(73)
Depreciation and amortization	(39)	(33)	(29)	(107)	(88)
Argentina gas settlement	—	42	—	42	—
Write-off of oil and gas rights	—	—	—	—	(17)
Geismar project relocation expenses and charges	—	—	—	—	(34)
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	(5)	(9)	(9)	(23)	(29)
Finance costs	(8)	(9)	(14)	(28)	(44)
Finance income and other expenses	(5)	1	2	(4)	3
Income tax expense	(22)	(46)	(24)	(120)	(37)

Net income	$59	$139	$101	$366	$233

Net income attributable to Methanex shareholders	$52	$125	$87	$322	$201

[1]

Earnings of associate has been divided into an amount included in Adjusted EBITDA and an amount excluded from Adjusted EBITDA. The amount excluded from Adjusted EBITDA represents depreciation and amortization, finance costs, finance income and other expenses and income tax expense relating to earnings of associate.

[2]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information – Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

Adjusted EBITDA (Attributable to Methanex Shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 17.

The changes in Adjusted EBITDA resulted from changes in the following:

	Q3 2014	Q3 2014	YTD Q3 2014
	compared with	compared with	compared with
($ millions)	Q2 2014	Q3 2013	YTD Q3 2013
Average realized price	$(119)	$(97)	$155
Sales volume	22	25	51
Total cash costs	74	25	(145)

Increase (decrease) in Adjusted EBITDA	$(23)	$(47)	$61

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

Average realized price

	Three Months Ended			Nine Months Ended
($ per tonne)	Sep 30 2014	Jun 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Methanex average non-discounted posted price	444	523	502	525	490
Methanex average realized price	389	450	438	453	424

Methanol pricing for the third quarter was lower compared to the second quarter as the industry continued to adjust following very tight market conditions experienced in late 2013 and early 2014 with prices stabilizing into the third quarter of 2014 (refer to Supply/Demand Fundamentals section on page 11 for more information). Our average non-discounted posted price for the third quarter of 2014 was $444 per tonne compared with $523 per tonne for the second quarter of 2014 and $502 per tonne for the third quarter of 2013. Our average realized price for the third quarter of 2014 was $389 per tonne compared with $450 per tonne for the second quarter of 2014 and $438 per tonne for the third quarter of 2013. The weighted average discount realized in the third quarter of 2014 was lower than in the second quarter of 2014 as a result of stabilizing prices. The change in average realized price for the third quarter of 2014 decreased Adjusted EBITDA by $119 million compared with the second quarter of 2014 and decreased Adjusted EBITDA by $97 million compared with the third quarter of 2013. For the nine month period ended September 30, 2014 compared with the same period in 2013, the change in average realized price increased adjusted EBITDA by $155 million.

Sales volume

Methanol sales volumes excluding commission sales volumes were higher in the third quarter of 2014 compared with the second quarter of 2014 by 166,000 tonnes and with the third quarter of 2013 by 192,000 tonnes. Higher methanol sales volumes excluding commission sales volumes for these periods increased Adjusted EBITDA by $22 million and $25 million, respectively. For the nine month period ended September 30, 2014 compared with the same period in 2013, methanol sales volumes excluding commission sales volumes were higher by 454,000 tonnes and this resulted in higher Adjusted EBITDA by $51 million.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Conversely, the opposite applies when methanol prices are decreasing.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

($ millions)	Q3 2014 compared with Q2 2014	Q3 2014 compared with Q3 2013	YTD Q3 2014 compared with YTD Q3 2013
Methanex-produced methanol costs	$7	$(18)	$(81)
Proportion of Methanex-produced methanol sales	4	20	43
Purchased methanol costs	64	27	(87)
Other, net	(1)	(4)	(20)

	$74	$25	$(145)

Methanex-produced methanol costs

We purchase natural gas for the New Zealand, Trinidad, Egypt, and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol. This reduces our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the third quarter of 2014 compared with the second quarter of 2014, Methanex-produced methanol costs were lower by $7 million, primarily due to the impact of lower realized methanol prices on the variable portion of our natural gas costs. For the three and nine month periods ended September 30, 2014 compared with the same periods in 2013, Methanex-produced methanol costs were higher by $18 million and $81 million, respectively, primarily due to the impact of realized methanol prices on our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the third quarter of 2014 compared with the second quarter of 2014, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $4 million. For the three and nine month periods ended September 30, 2014 compared with the same periods in 2013, sales of Methanex-produced methanol made up a higher proportion of our total sales and this increased Adjusted EBITDA by $20 million and $43 million, respectively.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Other, net

The change in other, net for the nine month period ended September 30, 2014 compared to the nine month period ended September 30, 2013 primarily relates to increased logistics costs related to increased production volumes.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Nine Months Ended
($ millions except share price)	Sep 30 2014	Jun 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Methanex Corporation share price [1]	$66.80	$61.78	$51.27	$66.80	$51.27

Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	5	7	5	19	17
Mark-to-market impact due to change in share price	16	(8)	33	26	73

Total share-based compensation expense (recovery)	$21	$(1)	$38	$45	$90

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

The Methanex Corporation share price increased from US $61.78 per share at June 30, 2014 to US $66.80 per share at September 30, 2014. As a result of the increase in the share price and the resulting impact on the fair value of the outstanding units, we recorded a $16 million mark-to-market expense on share-based compensation in the third quarter of 2014 compared with an $8 million mark-to-market recovery in the second quarter of 2014 and a $33 million expense in the third quarter of 2013.

Depreciation and Amortization

Depreciation and amortization was $39 million for the third quarter of 2014 compared with $33 million for the second quarter of 2014 and $29 million for the third quarter of 2013. Depreciation and amortization was higher in the third quarter of 2014 compared with the second quarter of 2014 primarily due to higher sales volumes of Methanex-produced methanol and higher unabsorbed depreciation recognized for production sites impacted by natural gas restrictions. Depreciation and amortization was higher in the third quarter of 2014 compared to the same quarter in 2013 primarily due to higher sales volumes of Methanex-produced methanol, higher unabsorbed depreciation and higher depreciation associated with completed projects in Medicine Hat and New Zealand.

Finance Costs

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2014	Jun 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Finance costs before capitalized interest	$15	$15	$16	$46	$49
Less capitalized interest	(7)	(6)	(2)	(18)	(5)

Finance costs	$8	$9	$14	$28	$44

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes and limited recourse debt facilities. Capitalized interest relates to interest costs capitalized for the Geismar projects.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

Finance Income and Other Expenses

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2014	Jun 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Finance income and other expenses	$(5)	$1	$2	$(4)	$3

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

A summary of our income taxes for the third quarter of 2014 compared with the second quarter of 2014 is as follows:

	Three Months Ended September 30, 2014		Three Months Ended June 30, 2014
($ millions, except where noted)	Net Income	Adjusted Net Income [1]	Net Income	Adjusted Net Income [1]
Amount before income tax	$81	$87	$185	$120
Income tax expense	(22)	(21)	(46)	(29)

	$59	$66	$139	$91

Effective tax rate	27%	25%	25%	24%

[1]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

For the third quarter of 2014, the effective tax rate was 27% compared with 25% for the second quarter of 2014. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational. The effective tax rate related to Adjusted net income was 25% for the third quarter of 2014 compared with 24% for the second quarter of 2014.

We earn the majority of our earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 25% and 28%, respectively. The Egypt statutory tax rate is 30%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes.

During the quarter, Chile passed a tax reform which modifies how companies and shareholders will pay taxes on income. Effective 2017, a dual tax system will apply whereby companies will have to elect to be taxed at either 35% payable on accrued taxable income or 44% split over two periods: 27% payable on accrued taxable income and a further 17% tax payable on repatriation of taxed profits out of Chile. The tax reform did not have a significant impact on our effective tax rate in the quarter.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is currently approximately 59 million tonnes on an annualized basis.

In the fourth quarter of 2013 and into the first quarter of 2014, we experienced very tight methanol market conditions and high methanol pricing primarily as a result of major industry supply issues in Asia and the Middle East. As several plants returned to operation late in the first quarter, pricing moderated through the second quarter and subsequently stabilized in Q3. Our average non-discounted price in the third quarter of 2014 was $444 per tonne compared with $523 per tonne in the second quarter of 2014. We increased our posted pricing in Europe by approximately $10 per tonne for Q4 and in Asia Pacific by $15 per tonne for the month of October. We recently announced our November contract prices for North America at $499 per tonne and for Asia Pacific at $435 per tonne.

Methanex Non-Discounted Regional Posted Prices 1

(US$ per tonne)	Oct 2014	Sep 2014	Aug 2014	Jul 2014
United States	482	482	482	482
Europe [2]	450	440	440	440
Asia Pacific	435	420	410	410

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€354 for Q4 2014 (Q3 2014 – €322) converted to United States dollars.

The medium term outlook for methanol demand growth is strong, and continues to be led by the growing use of methanol in energy-related applications which today represents approximately 40% of global methanol demand. China is leading the commercialization of methanol’s use as a feedstock to manufacture olefins. Methanol-to-olefins (MTO) technology, at current energy and methanol prices, remains cost competitive relative to a traditional production of olefins from naphtha. There are now five MTO plants operating in China which are dependent on merchant methanol supply and which have the capacity to consume over 5 million tonnes of methanol annually, and there are a number of other plants at various stages of construction which we expect will commence operations in the 2014-15 timeframe. There are other coal-to-olefins (CTO) plants which make methanol using coal as a feedstock and are integrated with olefins production facilities. These plants occasionally purchase methanol to supplement their production when required.

Direct methanol blending into gasoline in China has also been strong and we believe that future growth in this application is supported by numerous provincial fuel-blending standards, such as M15 or M85 (15% methanol and 85% methanol, respectively). Fuel blending continues to gain interest outside of China with several countries currently conducting demonstration programs to test the use of methanol-blended fuels. We believe demand potential into energy-related applications and olefins production will continue to grow.

Traditional chemical derivatives consume about 60% of global methanol demand and growth is correlated to industrial production growth rates.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. We are relocating two idle Chile facilities to Geismar, Louisiana and are targeting to be producing methanol from the first 1.0 million tonne facility in January 2015 and the second 1.0 million tonne facility in late Q1 2016. In addition, a 1.3 million tonne Celanese plant is currently under construction in Clear Lake, Texas. OCI N.V. also recently announced plans to construct a 1.8 million tonne plant in Beaumont, Texas. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the third quarter of 2014 decreased by $69 million to $171 million compared with $240 million for the second quarter of 2014 and decreased by $10 million compared to $181 million for the third quarter of 2013. The changes in cash flows from operating activities resulted from changes in the following:

	Q3 2014	Q3 2014	YTD Q3 2014
	compared with	compared with	compared with
($ millions)	Q2 2014	Q3 2013	YTD Q3 2013
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$(23)	$(47)	$61
Exclude change in Adjusted EBITDA of associate (Atlas)	14	18	17
Dividends received from associate	(25)	—	25
Cash flows attributable to non-controlling interests	(8)	(7)	19
Non-cash working capital	24	32	2
Income taxes paid	(2)	(2)	(10)
Argentina gas settlement	(42)	—	42
Geismar project relocation expenses	—	—	34
Share-based payments	1	3	(18)
Other	(8)	(7)	(6)

Increase (decrease) in cash flows from operating activities	$(69)	$(10)	$166

During the third quarter of 2014, we paid a quarterly dividend of $0.25 per share, or $23 million. On April 29, 2014, the Board of Directors approved a 5% normal course issuer bid, which allows us to repurchase for cancellation up to 4.8 million shares. In the third quarter of 2014 we repurchased 1.3 million shares under the normal course issuer bid for a total of 2.7 million shares repurchased and cancelled for the nine months ended September 30, 2014.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and retain financial flexibility. At September 30, 2014, our cash balance was $475 million, including $62 million related to the 50% non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We have a strong balance sheet and an undrawn $400 million credit facility that expires in late 2016.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to be $150 million to the end of 2015. We are relocating two methanol plants from our Chile site to Geismar, Louisiana. The estimated remaining capital expenditures based on a revised budget related to the Geismar projects is approximately $500 million to be expended over the next 18 months.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

SHORT-TERM OUTLOOK

Methanol prices moderated through the second quarter and stabilized in the third quarter. Entering the fourth quarter, posted methanol prices have remained stable or increased across the major markets. We recently announced our November contract prices for North America at $499 per tonne and for Asia Pacific at $435 per tonne. Methanol prices will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

CONTROLS AND PROCEDURES

For the three months ended September 30, 2014, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes depreciation and amortization, finance costs, finance income and other expenses, income tax expense, mark-to-market impact of share-based compensation, Geismar project relocation expenses and charges, write-off of oil and gas rights, and the Argentina gas settlement. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility and our 50% interest in the methanol facility in Egypt.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2014	Jun 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Net income attributable to Methanex shareholders	$52	$125	$87	$322	$201
Mark-to-market impact of share-based compensation	16	(8)	33	26	73
Depreciation and amortization	39	33	29	107	88
Argentina gas settlement	—	(42)	—	(42)	—
Write-off of oil and gas rights	—	—	—	—	17
Geismar project relocation expenses and charges	—	—	—	—	34
Finance costs	8	9	14	28	44
Finance income and other expenses	5	(1)	(2)	4	(3)
Income tax expense	22	46	24	120	37
Earnings of associate, excluding amount included in Adjusted EBITDA[1]	5	9	9	23	29
Non-controlling interests adjustment[1]	(10)	(11)	(10)	(36)	(29)

Adjusted EBITDA (attributable to Methanex shareholders)	$137	$160	$184	$552	$491

[1]

These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with the non-controlling interest in the methanol facility in Egypt and our 63.1% interest in the Atlas methanol facility.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational, including Geismar project relocation expenses and charges, write-off of oil and gas rights, and the Argentina gas settlement. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2014	Jun 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Net income attributable to Methanex shareholders	$52	$125	$87	$322	$201
Mark-to-market impact of share-based compensation	16	(8)	33	26	73
Argentina gas settlement	—	(42)	—	(42)	—
Write-off of oil and gas rights	—	—	—	—	17
Geismar project relocation expenses and charges	—	—	—	—	34
Income tax expense (recovery) related to above items	(2)	16	(3)	11	(21)

Adjusted net income	$66	$91	$117	$317	$304

Diluted weighted average shares outstanding (millions)	95	97	97	96	96
Adjusted net income per common share	$0.69	$0.94	$1.22	$3.30	$3.16

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
($ millions, except per share amounts)	Sep 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013
Revenue	$730	$792	$968	$881
Adjusted EBITDA 1 2	137	160	255	245
Net income [1]	52	125	145	128
Adjusted net income 1 2	66	91	160	167
Basic net income per common share [1]	0.55	1.30	1.51	1.33
Diluted net income per common share [1]	0.54	1.24	1.50	1.32
Adjusted net income per share 1 2	0.69	0.94	1.65	1.72

	Three Months Ended
($ millions, except per share amounts)	Sep 30 2013	Jun 30 2013	Mar 31 2013	Dec 31 2012
Revenue	$758	$733	$652	$668
Adjusted EBITDA 1 2	184	157	149	119
Net income (loss) [1]	87	54	60	(140)
Adjusted net income 1 2	117	99	88	61
Basic net income (loss) per common share [1]	0.91	0.57	0.64	(1.49)
Diluted net income (loss) per common share [1]	0.90	0.56	0.63	(1.49)
Adjusted net income per share 1 2	1.22	1.02	0.92	0.64

[1]	Attributable to Methanex Corporation shareholders.

[2]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2014 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Third Quarter 2014 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,
•

ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•

commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of idle Chile methanol plants to Geismar, Louisiana,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,
•

receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 15

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar project,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,
•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar projects, including cost pressures arising from labour costs,
•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•

actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions,

•	satisfaction of conditions precedent contained in the natural gas supply agreement for Geismar 1, and

•	other risks described in our 2013 Management’s Discussion and Analysis and this Third Quarter 2014 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 16

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information – Supplemental Non-GAAP Measures section on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE

The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST

The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME

The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas.

On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt methanol facility. At September 30, 2014, we own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amount associated with the other investors’ non-controlling interests.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 17

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Revenue	$730,112	$758,149	$2,489,900	$2,143,147
Cost of sales and operating expenses	(589,672)	(598,633)	(1,909,838)	(1,706,744)
Depreciation and amortization	(38,767)	(28,971)	(106,691)	(87,741)
Argentina gas settlement	—	—	42,000	—
Geismar project relocation expenses and charges	—	—	—	(33,867)
Write-off of oil and gas rights	—	—	—	(16,859)

Operating income	101,673	130,545	515,371	297,936
Earnings (loss) of associate (note 4)	(8,629)	5,968	2,075	13,271
Finance costs (note 6)	(7,744)	(13,756)	(28,152)	(43,825)
Finance income and other expenses	(4,851)	1,599	(3,937)	2,670

Income before income taxes	80,449	124,356	485,357	270,052
Income tax recovery (expense):
Current	(12,559)	(12,139)	(66,212)	(39,806)
Deferred	(8,940)	(11,204)	(53,382)	2,851

	(21,499)	(23,343)	(119,594)	(36,955)

Net income	$58,950	$101,013	$365,763	$233,097

Attributable to:
Methanex Corporation shareholders	51,580	87,106	321,466	201,372
Non-controlling interests	7,370	13,907	44,297	31,725

	$58,950	$101,013	$365,763	$233,097

Income per share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.55	$0.91	$3.36	$2.12
Diluted net income per common share	$0.54	$0.90	$3.34	$2.09

Weighted average number of common shares outstanding (note 7)	94,271,170	95,488,882	95,559,242	95,046,274
Diluted weighted average number of common shares outstanding (note 7)	94,795,437	96,554,316	96,140,134	96,244,865

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 18

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Net income	$58,950	$101,013	$365,763	$233,097
Other comprehensive income, net of taxes:
Items that may be reclassified to income:
Change in fair value of forward exchange contracts	147	5,737	423	1,291
Change in fair value of interest rate swap contracts	(60)	(602)	418	(902)
Realized loss on interest rate swap contracts reclassified to finance costs	2,414	2,745	6,840	8,128

	2,501	7,880	7,681	8,517

Comprehensive income	$61,451	$108,893	$373,444	$241,614

Attributable to:
Methanex Corporation shareholders	52,904	94,128	325,025	206,998
Non-controlling interests	8,547	14,765	48,419	34,616

	$61,451	$108,893	$373,444	$241,614

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 19

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

AS AT	Sep 30 2014	Dec 31 2013
ASSETS
Current assets:
Cash and cash equivalents	$475,301	$732,736
Trade and other receivables	457,021	534,130
Inventories (note 2)	270,706	313,809
Prepaid expenses	21,665	20,533

	1,224,693	1,601,208
Non-current assets:
Property, plant and equipment (note 3)	2,612,450	2,230,938
Investment in associate (note 4)	193,402	216,095
Other assets	99,272	65,253

	2,905,124	2,512,286

	$4,129,817	$4,113,494

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$529,316	$618,181
Current maturities on long-term debt (note 5)	193,766	41,504
Current maturities on other long-term liabilities	107,868	85,648

	830,950	745,333
Non-current liabilities:
Long-term debt (note 5)	936,525	1,126,802
Other long-term liabilities	149,274	188,520
Deferred income tax liabilities	202,616	147,506

	1,288,415	1,462,828
Equity:
Capital stock	528,798	531,573
Contributed surplus	2,903	4,994
Retained earnings	1,227,432	1,126,700
Accumulated other comprehensive loss	(1,985)	(5,544)

Shareholders’ equity	1,757,148	1,657,723
Non-controlling interests	253,304	247,610

Total equity	2,010,452	1,905,333

	$4,129,817	$4,113,494

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 20

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders’ Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2012	94,309,970	$481,779	$15,481	$805,661	$(13,045)	$1,289,876	$187,861	$1,477,737
Net income	—	—	—	201,372	—	201,372	31,725	233,097
Other comprehensive income	—	—	—	—	5,626	5,626	2,891	8,517
Compensation expense recorded for stock options	—	—	582	—	—	582	—	582
Issue of shares on exercise of stock options	1,349,824	28,700	—	—	—	28,700	—	28,700
Reclassification of grant date fair value on exercise of stock options	—	8,502	(8,502)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(55,732)	—	(55,732)	—	(55,732)
Distributions to non-controlling interests	—	—	—	—	—	—	(25,719)	(25,719)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, September 30, 2013	95,659,794	518,981	7,561	951,301	(7,419)	1,470,424	197,758	1,668,182
Net income	—	—	—	127,795	—	127,795	16,108	143,903
Other comprehensive income	—	—	—	5,362	422	5,784	876	6,660
Compensation expense recorded for stock options	—	—	140	—	—	140	—	140
Sale of partial interest in subsidiary	—	—	—	61,447	1,453	62,900	47,100	110,000
Issue of shares on exercise of stock options	441,175	9,885	—	—	—	9,885	—	9,885
Reclassification of grant date fair value on exercise of stock options	—	2,707	(2,707)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(19,205)	—	(19,205)	—	(19,205)
Distributions to non-controlling interests	—	—	—	—	—	—	(14,232)	(14,232)

Balance, December 31, 2013	96,100,969	531,573	4,994	1,126,700	(5,544)	1,657,723	247,610	1,905,333
Net income	—	—	—	321,466	—	321,466	44,297	365,763
Other comprehensive income	—	—	—	—	3,559	3,559	4,122	7,681
Compensation expense recorded for stock options	—	—	621	—	—	621	—	621
Issue of shares on exercise of stock options	502,074	9,662	—	—	—	9,662	—	9,662
Reclassification of grant date fair value on exercise of stock options	—	2,712	(2,712)	—	—	—	—	—
Payment for shares repurchased	(2,701,399)	(15,149)	—	(154,015)	—	(169,164)	—	(169,164)
Dividend payments to Methanex
Corporation shareholders	—	—	—	(66,719)	—	(66,719)	—	(66,719)
Distributions to non-controlling interests	—	—	—	—	—	—	(42,725)	(42,725)

Balance, September 30, 2014	93,901,644	$528,798	$2,903	$1,227,432	$(1,985)	$1,757,148	$253,304	$2,010,452

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 21

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$58,950	$101,013	$365,763	$233,097
Add (deduct) loss (earnings) of associate	8,629	(5,968)	(2,075)	(13,271)
Dividends received from associate	—	—	25,240	—
Add (deduct) non-cash items:
Depreciation and amortization	38,767	28,971	106,691	87,741
Write-off of oil and gas rights	—	—	—	16,859
Income tax expense	21,499	23,343	119,594	36,955
Share based compensation expense	20,632	38,022	44,757	90,029
Finance costs	7,744	13,756	28,152	43,825
Other	(593)	1,096	(169)	795
Income taxes paid	(13,768)	(12,142)	(37,194)	(27,493)
Other cash payments, including share-based compensation	(4,481)	(8,760)	(44,817)	(26,755)

Cash flows from operating activities before undernoted	137,379	179,331	605,942	441,782
Changes in non-cash working capital (note 9)	33,507	1,282	(15,813)	(17,741)

	170,886	180,613	590,129	424,041

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for repurchase of shares	(86,892)	—	(169,164)	—
Dividend payments to Methanex Corporation shareholders	(23,491)	(19,141)	(66,719)	(55,732)
Interest paid, including interest rate swap settlements	(19,994)	(21,103)	(46,805)	(48,860)
Repayment of long-term debt and limited recourse debt	(20,158)	(19,099)	(40,591)	(38,579)
Cash distributions to non-controlling interests	(5,915)	(12,695)	(42,725)	(25,719)
Proceeds on issue of shares on exercise of stock options	1,961	4,549	9,662	28,700
Proceeds from limited recourse debt	—	—	—	10,000
Other	(1,052)	(953)	(3,101)	(1,808)
Changes in non-cash working capital related to financing activities (note 9)	(2,896)	—	2,052	—

	(158,437)	(68,442)	(357,391)	(131,998)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(19,269)	(101,409)	(51,033)	(197,641)
Geismar plants under construction	(193,177)	(67,416)	(419,544)	(164,493)
Other assets	(2,446)	(5,199)	(11,365)	(10,949)
Changes in non-cash working capital related to investing activities (note 9)	30,262	39,577	(8,231)	39,893

	(184,630)	(134,447)	(490,173)	(333,190)

Decrease in cash and cash equivalents	(172,181)	(22,276)	(257,435)	(41,147)
Cash and cash equivalents, beginning of period	647,482	708,514	732,736	727,385

Cash and cash equivalents, end of period	$475,301	$686,238	$475,301	$686,238

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 22

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on October 29, 2014.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and nine month periods ended September 30, 2014 is $542 million (2013—$506 million) and $1,778 million (2013—$1,519 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Plants Under Construction	Oil & Gas Properties	Other	Total
Cost at September 30, 2014	$3,115,989	$830,800	$88,069	$87,528	$4,122,386
Accumulated depreciation at September 30, 2014	1,387,004	—	81,715	41,217	1,509,936

Net book value at September 30, 2014	$1,728,985	$830,800	$6,354	$46,311	$2,612,450

Cost at December 31, 2013	$3,100,597	$393,044	$86,312	$82,556	$3,662,509
Accumulated depreciation at December 31, 2013	1,317,329	—	78,228	36,014	1,431,571

Net book value at December 31, 2013	$1,783,268	$393,044	$8,084	$46,542	$2,230,938

The Company is relocating two idle Chile facilities to Geismar, Louisiana with Geismar 1 targeted to be producing methanol in January 2015 and Geismar 2 in early 2016.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 23

4.	Interest in Atlas joint venture:

a)

The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Sep 30 2014	Dec 31 2013
Cash and cash equivalents	$38,116	$20,776
Other current assets	93,073	161,765
Non-current assets	357,303	378,890
Current liabilities	(32,030)	(47,359)
Long-term debt, including current maturities	(44,831)	(56,752)
Other long-term liabilities, including current maturities	(127,753)	(136,730)

Net assets at 100%	$283,878	$320,590

Net assets at 63.1%	$179,127	$202,292
Long-term receivable from Atlas	14,275	13,803

Investment in associate	$193,402	$216,095

	Three Months Ended		Nine Months Ended
Consolidated statements of income	Sep 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Revenue	$64,895	$100,657	$261,660	$264,438
Cost of sales and depreciation and amortization	(78,711)	(84,576)	(248,929)	(226,020)

Operating income (loss)	(13,816)	16,081	12,731	38,418
Finance costs, finance income and other expenses	(2,672)	(2,895)	(8,178)	(9,767)
Income tax recovery (expense)	2,814	(3,727)	(1,263)	(7,619)

Net earnings (loss) at 100%	$(13,674)	$9,459	$3,290	$21,032

Earnings (loss) of associate at 63.1%	$(8,629)	$5,968	$2,075	$13,271

Dividends received from associate	—	—	$25,240	—

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006 and 2007 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 24

5.	Long-term debt:

As at	Sep 30 2014	Dec 31 2013
Unsecured notes
$ 350 million at 3.25% due December 15, 2019	$345,166	$344,530
$ 250 million at 5.25% due March 1, 2022	246,902	246,650
$ 150 million at 6.00% due August 15, 2015	149,770	149,581

	741,838	740,761
Egypt limited recourse debt facilities	368,248	404,722
Other limited recourse debt facilities	20,205	22,823

Total long-term debt [1]	1,130,291	1,168,306
Less current maturities	(193,766)	(41,504)

	$936,525	$1,126,802

[1]	Long-term debt is presented net of deferred financing fees.

During the three months ended September 30, 2014, the Company has made repayments on its Egypt limited recourse debt facilities of $19.2 million. The Company also made repayments on its other limited recourse debt facilities of $0.9 million.

At September 30, 2014, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

6.	Finance costs:

	Three Months Ended		Nine Months Ended
	Sep 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Finance costs	$15,316	$16,039	$46,364	$48,835
Less capitalized interest related to Geismar plants under construction	(7,572)	(2,283)	(18,212)	(5,010)

	$7,744	$13,756	$28,152	$43,825

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Geismar plants is capitalized until the plants are substantially completed and ready for productive use.

The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 25

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (TSARs) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Denominator for basic net income per common share	94,271,170	95,488,882	95,559,242	95,046,274
Effect of dilutive stock options	524,267	1,065,434	580,892	1,198,591

Denominator for diluted net income per common share	94,795,437	96,554,316	96,140,134	96,244,865

For the three month and nine month periods ended September 30, 2014 and 2013, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2014	Sep 30 2013	Sep 30 2014	Sep 30 2013
Basic net income per common share	$0.55	$0.91	$3.36	$2.12
Diluted net income per common share	$0.54	$0.90	$3.34	$2.09

METHANEX CORPORATION 2014 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 26

8.	Share-based compensation:

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options:

(i)	Outstanding units:

Information regarding units outstanding at September 30, 2014 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2013	1,093,117	$32.02	1,858,585	$31.83
Granted	203,190	73.13	303,850	72.66
Exercised	(201,929)	29.23	(355,150)	29.64
Cancelled	(16,250)	39.91	(15,500)	35.85

Outstanding at June 30, 2014	1,078,128	$40.17	1,791,785	$39.15

Granted	17,400	65.10	—	—
Exercised	(15,881)	30.93	(48,300)	30.80
Cancelled	—	—	(1,600)	38.24

Outstanding at September 30, 2014	1,079,647	$40.71	1,741,885	$39.38

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2013	1,219,420	$19.15
Granted	45,600	73.13
Exercised	(430,287)	17.72
Cancelled	(2,500)	35.90
Expired	(22,835)	22.82

Outstanding at June 30, 2014	809,398	$22.79

Exercised	(71,787)	27.66
Cancelled	(3,700)	47.97

Outstanding at September 30, 2014	733,911	$22.19

	Units Outstanding at September 30, 2014			Units Exercisable at September 30, 2014
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to 31.74	3.6	527,827	$29.11	412,480	$28.43
$31.88 to 73.13	5.8	551,820	51.80	99,730	38.24

	4.8	1,079,647	$40.71	512,210	$30.34

TSARs:
$23.36 to 31.74	3.6	907,745	$28.95	700,011	$28.14
$31.88 to 73.13	5.8	834,140	50.73	178,890	38.02

	4.6	1,741,885	$39.38	878,901	$30.15

Stock options:
$6.33 to 25.22	1.6	379,885	$8.80	379,885	$8.80
$28.43 to 73.13	3.2	354,026	36.55	236,226	29.87

	2.4	733,911	$22.19	616,111	$16.88

METHANEX CORPORATION 2014 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 27

8.	Share-based compensation (continued):

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at September 30, 2014 was $83.0 million compared with the recorded liability of $76.9 million. The difference between the fair value and the recorded liability of $6.1 million will be recognized over the weighted average remaining vesting period of approximately 1.5 years. The weighted average fair value was estimated at September 30, 2014 using the Black-Scholes option pricing model.

For the three and nine month periods ended September 30, 2014, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $13.3 million (2013 – $22.3 million) and $28.8 million (2013 – $46.2 million), respectively. This included an expense of $11.7 million (2013 – $20.3 million) and $20.3 million (2013 – $39.4 million), respectively, related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2014.

(iii)	Compensation expense related to stock options:

For the three and nine month periods ended September 30, 2014, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2013 – $0.2 million) and $0.6 million (2013 – $0.6 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at September 30, 2014 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2013	346,814	44,131	946,446
Granted	4,200	7,000	139,160
Granted performance factor [1]	—	—	55,677
Granted in-lieu of dividends	2,327	359	5,581
Redeemed	(27,052)	—	(334,062)
Cancelled	—	—	(17,548)

Outstanding at June 30, 2014	326,289	51,490	795,254

Granted in-lieu of dividends	1,223	190	2,925
Cancelled	—	—	(1,623)

Outstanding at September 30, 2014	327,512	51,680	796,556

[1]

Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2014.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2014 was $80.6 million compared with the recorded liability of $72.5 million. The difference between the fair value and the recorded liability of $8.1 million will be recognized over the weighted average remaining vesting period of approximately 1.2 years.

For the three and nine month periods ended September 30, 2014, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $7.1 million (2013 – $15.5 million) and $15.4 million (2013 – $43.2 million), respectively. This included an expense of $5.1 million (2013 – $13.0 million) and $6.1 million (2013 – $33.9 million) related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2014.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 28

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and nine month periods ended September 30, 2014 and 2013 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2014	Sep 2013	Sep 30 2014	Sep 30 2013
Decrease (increase) in non-cash working capital:
Trade and other receivables	$30,770	$5,930	$77,109	$(54,175)
Inventories	8,342	16,416	43,103	1,820
Prepaid expenses	7,078	1,505	(1,132)	(4,135)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	28,902	12,227	(96,052)	99,199

	75,092	36,078	23,028	42,709
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(14,219)	4,781	(45,020)	(20,557)

Changes in non-cash working capital having a cash effect	$60,873	$40,859	$(21,992)	$22,152

These changes relate to the following activities:
Operating	$33,507	$1,282	$(15,813)	$(17,741)
Financing	(2,896)	—	2,052	—
Investing	30,262	39,577	(8,231)	39,893

Changes in non-cash working capital	$60,873	$40,859	$(21,992)	$22,152

METHANEX CORPORATION 2014 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 29

10.	Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the Consolidated Statements of Financial Position at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the Consolidated Statements of Financial Position at fair value unless exempted. Changes in fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The euro hedges and Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. These interest rate swaps had an outstanding notional amount of $287 million as at September 30, 2014. The notional amount decreases over the expected repayment period. At September 30, 2014, these interest rate swap contracts had a negative fair value of $6.5 million (December 31, 2013 – negative $19.8 million) recorded in current liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity in March 2015.

The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At September 30, 2014, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of €7.6 million in exchange for US dollars. The euro contracts had a positive fair value of $0.4 million recorded in current assets. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	September 30, 2014
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees [1]	$1,143,321	$1,190,217

[1]	The carrying value and fair value include the balance of unsecured notes due August 15, 2015 that are part of current maturities on long-term debt

There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions in September 2014. The fair value of the Company’s unsecured notes will fluctuate until maturity.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 30

Methanex Corporation

Quarterly History (unaudited)

	YTD 2014	Q3	Q2	Q1	2013	Q4	Q3	Q2	Q1	2012	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES (thousands of tonnes)
Methanex-produced [1]	3,629	1,258	1,143	1,228	4,304	1,190	1,045	1,039	1,030	4,039	1,059	1,053	1,001	926
Purchased methanol	1,991	694	643	654	2,715	663	715	749	588	2,565	664	641	569	691
Commission sales [1]	693	191	206	296	972	274	237	242	219	855	176	205	276	198

	6,313	2,143	1,992	2,178	7,991	2,127	1,997	2,030	1,837	7,459	1,899	1,899	1,846	1,815

METHANOL PRODUCTION (thousands of tonnes)
New Zealand	1,654	595	559	500	1,419	400	349	361	309	1,108	378	346	210	174
Atlas, Trinidad (63.1%)	674	234	191	249	971	268	254	201	248	826	180	255	264	127
Titan, Trinidad	537	185	203	149	651	173	128	169	181	786	189	186	196	215
Egypt (50%) [2]	288	50	99	139	623	159	168	163	133	557	129	62	164	202
Medicine Hat	390	130	138	122	476	86	130	129	131	481	132	117	118	114
Chile	103	10	26	67	204	108	6	29	61	313	59	59	82	113

	3,646	1,204	1,216	1,226	4,344	1,194	1,035	1,052	1,063	4,071	1,067	1,025	1,034	945

AVERAGE REALIZED METHANOL PRICE [3]
($/tonne)	453	389	450	524	441	493	438	425	412	382	389	373	384	382
($/gallon)	1.36	1.17	1.35	1.58	1.33	1.48	1.32	1.28	1.24	1.15	1.17	1.12	1.15	1.15
PER SHARE INFORMATION ($ per share) [4]
Basic net income (loss)	3.36	0.55	1.30	1.51	3.46	1.33	0.91	0.57	0.64	(0.73)	(1.49)	(0.03)	0.56	0.24
Diluted net income (loss)	3.34	0.54	1.24	1.50	3.41	1.32	0.90	0.56	0.63	(0.73)	(1.49)	(0.03)	0.50	0.23
Adjusted net income [5]	3.30	0.69	0.94	1.65	4.88	1.72	1.22	1.02	0.92	1.90	0.64	0.38	0.47	0.41

[1]

Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.

[2]	On December 9, 2013, we completed a sale of 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[4]	Per share information calculated using amounts attributable to Methanex shareholders.

[5]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information – Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2014 THIRD QUARTER REPORT QUARTERLY HISTORY	PAGE 31